FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                         Commission File Number 1-14636

                            ABITIBI-CONSOLIDATED INC.
                              1155 Metcalfe Street
                                    Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                            ABITIBI-CONSOLIDATED INC.

                     ABITIBI-CONSOLIDATED COMPANY OF CANADA

                             MATERIAL CHANGE REPORT

                   FORM 27 - SECURITIES ACT (BRITISH COLUMBIA)
                       FORM 27 - SECURITIES ACT (ALBERTA)
                  FORM 25 - SECURITIES ACT 1988 (SASKATCHEWAN)
                     SECTION 112 - SECURITIES ACT (MANITOBA)
                       FORM 27 - SECURITIES ACT (ONTARIO)
                  SECTION 76(2) - SECURITIES ACT (NEWFOUNDLAND)
                     FORM 27 - SECURITIES ACT (NOVA SCOTIA)

1.       REPORTING ISSUER

         Abitibi-Consolidated Inc. ("ACI")
         1155 Metcalfe Street
         Suite 800
         Montreal, Quebec
         H3B 5H2

         and

         Abitibi-Consolidated Company of Canada
         1155 Metcalfe Street
         Suite 800
         Montreal, Quebec
         H3B 5H2

2.       DATE OF MATERIAL CHANGE

         June 13, 2003.

3.       PRESS RELEASE

         A press release was issued on June 13, 2003 from Montreal, Quebec (a copy of which is attached).

4.       SUMMARY OF MATERIAL CHANGE

         Abitibi-Consolidated Inc. announced a global public offering of US$150 million 5.25% notes due 2008 and US$350 million 6% notes due 2013.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See press release.

6.       CONFIDENTIALITY

         This report is not being filed on a confidential basis.

7.       OMITTED INFORMATION

         None.

8.       SENIOR OFFICER

         For further information, please contact Jacques P. Vachon, Senior Vice-President, Corporate Affairs and Secretary, at (514) 394-2296.

9.       STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Montreal, Quebec this 16th day of June, 2003.


                                   /s/ Jacques P. Vachon
                                   --------------------------------------------
                                   JACQUES P. VACHON
                                   SENIOR VICE-PRESIDENT, CORPORATE AFFAIRS AND
                                   SECRETARY

[GRAPHIC OMITTED]
[LOGO - ABITIBI CONSOLIDATED]



                                                                    NEWS RELEASE
                                                                         A (TSX)
                                                                      ABY (NYSE)



     ABITIBI-CONSOLIDATED ANNOUNCES PUBLIC OFFERING OF US$500 MILLION NOTES



MONTREAL (QUEBEC), JUNE 13, 2003 - Abitibi-Consolidated Inc. today announced a global public offering of US$150 million 5.25% notes due 2008 and US$350 million 6% notes due 2013. The Notes are issued by Abitibi-Consolidated Company of Canada, and are unconditionally guaranteed by Abitibi-Consolidated Inc. The closing of the transaction is scheduled for June 18, 2003, subject to customary conditions.


The net proceeds from the offering will be used to reduce outstanding debt under existing credit facilities. The total debt of the Company will remain at the same level once this offering is completed.


In connection with this offering, the Company and its lenders have agreed to reset the maturity dates for the Company's $500 million 364-day and $300 million multi-year revolving credit facilities to June 30, 2005, from December 17, 2003, and December 30, 2005 respectively. The revolving credit facilities will have substantially the same terms and conditions as in the prior agreement, except for certain amendments, providing the Company with increased financial flexibility. These amendments will be effective upon completion of this offering. They include a net funded debt to capitalization ratio and an interest coverage ratio. The interest coverage ratio is essentially EBITDA to net interest charges on a trailing 12-month basis.

COVENANTS

Debt to Equity Ratio

         ----------------------------------------------------------------------
         Net Funded Debt to Total
         Capitalization                         70% or lower
         ----------------------------------------------------------------------

Interest Coverage Ratio

         ----------------------------------------------------------------------
         Time Period                            Interest Coverage Ratio
         ----------------------------------------------------------------------
         Q2, 2003                               1.25x or more
         ----------------------------------------------------------------------
         Q3 and Q4, 2003                        1.00x or more
         ----------------------------------------------------------------------
         Q1 and Q2, 2004                        1.25x or more
         ----------------------------------------------------------------------
         Q3 and Q4, 2004                        1.50x or more
         ----------------------------------------------------------------------
         2005                                   2.00x or more
         ----------------------------------------------------------------------

The Notes are being underwritten by a syndicate led by Citigroup as lead book runner and Banc of America Securities LLC as joint book runner. The prospectus and prospectus supplement relating to the Notes may be obtained from Citigroup's prospectus department, located at 140, 58th Street, Brooklyn, NY, 11220.

The Notes will be sold in the United States pursuant to a shelf registration statement declared effective by the U.S. Securities and Exchange Commission. The Notes are not qualified for sale in Canada or any other jurisdiction and may not be offered, sold or delivered in any such jurisdiction except in compliance with applicable laws.

Abitibi-Consolidated is a global leader in newsprint, uncoated groundwood papers and lumber. We are a team of 16,000 people supplying newspapers, publishers, commercial printers, retailers, cataloguers and builders in more than 70 countries from 27 paper mills, 21 sawmills, 3 remanufacturing facilities and 1 engineering wood facility in Canada, the U.S., the U.K., South Korea, China and Thailand. We also operate 10 recycling centers.


                                     - 30 -


Contacts:

Investors                               Media
Lorne Gorber                            Marc Osborne
Manager, Investor Relations             Manager, Corporate Communications
                                        and Media Relations
(514) 394-2360                          (514) 394-2340
lorne_gorber@abitibiconsolidated.com    marc_osborne@abitibiconsolidated.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ABITIBI-CONSOLIDATED INC.


         June 16, 2003             /s/ Jacques Vachon
                                   --------------------------------------------
                                   By:  Jacques Vachon
                                   Its: Senior Vice President,
                                        Corporate Affairs, and Secretary